SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2010

OR

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________to_______

Commission file number:  0-10967

A.	Full title of the plan and the address of the plan if different from that of the issuer named below

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
First Midwest Bancorp, Inc. One Pierce Place Suite 1500, P. O. Box 459 Itasca, Illinois 60143-0459 Page 1 of 15 Pages Exhibit Index on Page 2

REQUIRED INFORMATION

Financial Statements

Items 1 - 3.

Omitted in accordance with Item 4.

Item 4.

The First Midwest Bancorp, Inc. Savings and Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ('ERISA'). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

•	Report of Independent Registered Public Accounting Firm
•	Statements of Net Assets Available for Benefits
•	Statements of Changes in Net Assets Available for Benefits
•	Notes to Financial Statements
•	Supplemental Schedule

Exhibits

Sequentially Numbered Page
Consent of Ernst & Young LLP	16

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm)

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

FORM 11-K

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

The Plan Administrator
First Midwest Bancorp, Inc. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of  the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (“the Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Chicago, Illinois

June 29, 2011

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
Assets
Cash	$603,318	$665,432
Investments, at fair value	117,904,281	104,001,155
Receivables:
Employer contribution receivable	564,290	338,071
Dividends receivable	17,926	18,275
Notes receivable from participants	2,849,331	2,537,873
	2,867,257	2,894,219

Total assets	$121,939,146	$107,560,806

Liabilities
Excess contributions payable	$75,283	$173,764

Total liabilities	$75,283	$173,764
Net assets available for benefits	$121,863,863	$107,387,042

See accompanying notes to financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2010	2009
Additions:
Investment income/(loss):
Interest and dividends	$1,229,821	$844,381
Net realized and unrealized depreciation in fair value of investments	11,654,423	(2,293,206)
Total investment income/(loss)	12,884,244	(1,448,825)
Interest income on notes receivable from participants	167,618	136,785
Contributions:
Employer contributions	1,906,594	1,667,205
Participant contributions	5,230,047	4,907,010
Total additions	20,188,503	5,262,175
Reductions:
Benefits paid and distributions to participants	5,679,571	6,765,448
Administrative expenses	32,111	58,299
Total reductions	5,711,682	6,823,747
Change in net assets available for benefits	14,476,821	(1,561,572)
Net assets available for benefits at beginning of year	107,387,042	108,948,614
Net assets available for benefits at end of year	$121,863,863	$107,387,042

See accompanying notes to financial statements.

NOTES TO FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN
FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

(1)	DESCRIPTION OF THE PLAN

The following brief description of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (the “Plan”) is provided for general information purposes. The Plan document provides more complete information about the Plan.

Background - First Midwest Bancorp, Inc. (“FMBI” or the “Company”) established the Plan effective December 31, 1984. The Plan is a defined-contribution benefit plan covering substantially all full-time and part-time Company employees meeting certain age and length-of-service criteria. The Plan was amended and restated effective January 1, 2008. The restated Plan includes required changes for technical compliance with the Economic Growth and Tax Relief Reconciliation Act of 2001 and was submitted to the Internal Revenue Service (“IRS”) for a favorable determination letter by January 31, 2009 pursuant to the 5-year fixed determination letter filing cycle announced by the IRS in late 2005. The Plan was amended effective January 1, 2009 to comply with the Heroes Earnings Assistance and Relief Tax Act of 2008 (HEART Act).

Contributions and Benefit Payments - The Company's contributions to the Plan included a matching contribution of $2.00 for each $1.00 of the first 2% of eligible participant compensation and an annual discretionary contribution of up to an additional 15% of eligible participant compensation. Matching contributions are made quarterly to participants employed on the last day of the quarter.  Discretionary contributions are made only to those employed on the last day of the Plan year. Company discretionary contributions are based upon the overall consolidated performance of the Company. Participants are fully vested in Company matching contributions and participants become vested in Company discretionary contributions over a period of six years.

Contributions by participants of up to 45% (15% for highly compensated employees) of eligible compensation are allowed on a tax-deferred basis under the provisions of Internal Revenue Code (“the Code”) Section 401(k), subject to certain limitations. Participant contributions (and earnings thereon) are fully vested.

Participants may direct their contributions as well as Company matching contributions and Company discretionary contributions to any of the investment options offered by the Plan, except the Employee Stock Ownership Plan (“ESOP”) Fund. Employees may not direct contributions nor make transfers into the ESOP Fund.  The Company may make discretionary contributions into the ESOP Fund. Participants may elect to transfer all or a portion of their ESOP Fund account balance to other investment options offered by the Plan.  Participants may elect to have any cash dividends paid on the Company common stock held in the ESOP Fund paid in cash to the participant or reinvested in shares of Company common stock held in the ESOP Fund.

Common trust funds are maintained in the Daily Valuation Fund (“Daily Fund”). All other investments are held by the Charles Schwab Trust Company. The funds in the Plan are valued on a daily basis. Retirement Direct, LLC manages and maintains the record keeping for the Plan. The Plan enables participants to make changes to their account within the Plan on a daily basis (including the FMBI Stock Fund and ESOP Fund).

Company contributions are reduced by any forfeitures during the year. Forfeitures totaled $75,465 for 2010 and $72,268 for 2009.

Participants are entitled to receive the entire balance in their Plan accounts upon retirement, termination of employment, total disability or death, subject to the Plan's vesting provisions.

Distributions of Daily Fund account balances are made in a single lump sum payment of cash only. Participants may elect to receive “in-kind” distributions of shares held in the FMBI Stock Fund and ESOP Fund. For terminated participants, the Plan requires automatic rollover (into an Individual Retirement Account at First Midwest Bank) of account balances between $1,000 and $5,000, or payment to the participant for balances less than $1,000, where the participant has not elected a final distribution by 31 days after termination of participation.

Investment of Plan Assets - A trust fund was established for the purpose of holding and investing Plan assets in accordance with the terms of the Trust Agreement between the Company and the Trustee, First Midwest Bank, (the “Trustee”), a subsidiary of the Company and a party-in-interest.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 0 - 60 months. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Reclassifications – Certain prior year amounts in the Statement of Net Assets Available for Benefits have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements – In January 2010, the Financial Accounting Standards Board (“FASB”) issued accounting guidance that requires new disclosures and clarifies certain existing disclosure requirements about fair value measurements. The guidance requires disclosure of fair value measurements by class (rather than by major category) of assets; disclosure of transfers in or out of levels 1, 2, and 3; disclosure of activity in level 3 fair value measurements on a gross, rather than net, basis; and other disclosures about inputs and valuation techniques. This guidance is effective for annual and interim reporting periods beginning after December 15, 2009, except for the disclosure of level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years and interim periods beginning after December 15, 2010. As this guidance affects only disclosures, adoption of this guidance did not have a material impact on the Plan's net assets available for benefits or changes in net assets available for benefits. Refer to Note 5, “Fair Value.”

In September 2010, the FASB issued accounting guidance relating to the treatment of participant loans. The guidance requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. This guidance is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of this guidance did not change the value of participant loans from the amount previously reported as of December 31, 2009. In addition, participant loans have been reclassified to notes receivable from participants on the Statement of Net Assets Available for Benefits as of December 31, 2009.

Notes Receivable from Participants – Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of

December 31, 2010 or 2009. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition – The Plan's investments are reported at fair value, which, except for common trust funds, money market funds and loans to participants, is determined using quoted market prices. Common trust funds are valued based on redemption values on the last business day of the Plan's fiscal year. Money market funds are reported at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis and are accounted for using the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) in fair value of investments includes realized and unrealized investment gains and losses.

Administrative Expenses - Administrative expenses of the Plan are paid from the trust fund, to the extent they are not paid by the Company.  Administrative expenses relating to participant loans totaling $32,111 and $58,299 were paid by the Plan for the years ended December 31, 2010 and 2009, respectively.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

(3)	INVESTMENTS

During 2010 and 2009, the Plan's investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in fair value by:

	Net Appreciation/(Depreciation) in Fair Value During the Year Ended December 31,
	2010	2009
Change in fair value as determined by quoted market price:
Common stocks	$1,598,518	$(15,624,067)
Mutual funds	5,455,430	8,188,591
	$7,053,948	$(7,435,476)
Change in fair value as determined by estimated fair value:
Common trust funds	4,600,475	5,142,270
Net appreciation/(depreciation) in fair value of investments	$11,654,423	$(2,293,206)

Dividends received by the Plan on FMBI common stock during 2010 and 2009 totaled $108,215 and $72,730, respectively.

As of December 31, 2010 and 2009, the Plan held the following investments that comprised 5% or more of the Plan's net assets:

	Fair Value at December 31,
	2010	2009
First Midwest Employee Benefits Large Cap Equity Fund:
(822,288 shares at December 31, 2010 and 873,804 shares at December 31, 2009)	$24,305,071	$22,547,351
First Midwest Bancorp, Inc. Common Stock:
(1,792,483 units at December 31, 2010 and 1,830,633 units at December 31, 2009)	$20,649,404	$19,935,593
First Midwest Employee Benefits Fixed Income Fund:
(573,145 units at December 31, 2010 and 592,527 shares at December 31, 2009)	$14,753,960	$14,419,745
Dodge & Cox International Stock Fund:
(251,451 shares at December 31, 2010 and 232,035 shares at December 31, 2009)	$8,979,304	$7,390,329
Schwab Retirement Money Fund	$7,957,097	$8,149,135
Vanguard Total Stock Market Index Signal:
(240,199 shares at December 31, 2010 and 226,076 shares at December 31, 2009)	$7,318,866	$5,991,011
T Rowe Price Mid Capital Growth Fund:
(113,724 shares at December 31, 2010)	$6,656,261	$-	(1)
(1) Investment purchased in 2010.

(4)	INCOME TAXES

The Plan has received a determination letter from the IRS, dated January 14, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require Plan Management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

(5)	FAIR VALUE MEASUREMENTS

The Plan measures, monitors, and discloses certain of its assets on a fair value basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Depending upon the nature of the asset, the Plan uses various valuation techniques and assumptions when estimating fair value.

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs used to measure fair value into three levels based on the observability of the inputs. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 – Unadjusted quoted prices for identical assets or liabilities traded in active markets.
•
Level 2 – Observable inputs other than level 1 prices, such as quoted prices for similar instruments; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The categorization of an asset or liability within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Transfers between levels of the fair value hierarchy are recognized on the actual date of circumstance that resulted in the transfer. There have been no transfers of assets or liabilities between levels 1 and 2 of the fair value hierarchy during the periods presented.

Valuation Methodology

The following describes the valuation methodologies used for assets measured at fair value, including the classification of the assets pursuant to the fair value hierarchy:

•	Common stock is valued at the closing price reported on the active market on which the individual securities are traded and, therefore, is classified as level 1 in the fair value hierarchy.

•	Money market funds are valued at cost, which approximates fair value, and are classified as level 1 in the fair value hierarchy.

•	Mutual funds are valued at the net asset value of shares held by the Plan at year end and are classified as level 1 in the fair value hierarchy.

•	Common trust funds are valued at quoted redemption values on the last business day of the Plan's year end and are classified as level 2 in the fair value hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010 and 2009:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Money market funds	$7,957,805	$-	$-	$7,957,805
Mutual funds	44,665,666	-	-	44,665,666
Common stocks	20,649,404	-	-	20,649,404
Common trust funds (a)	-	44,631,406	-	44,631,406
Total assets at fair value	$73,272,875	$44,631,406	$-	$117,904,281

(a)
Common trust funds include various equity and fixed-income investments. Industries represented include financial services, retail, technology, and government investments. On these investments there are currently no redemption restrictions. The fair value of the investments in this category have been estimated using the redemption value per share.

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Money market funds	$8,149,473	$-	$-	$8,149,473
Mutual funds	35,572,316	-	-	35,572,316
Common stocks	19,935,593	-	-	19,935,593
Common trust funds	-	40,343,773	-	40,343,773
Total assets at fair value	$63,657,382	$40,343,773	$-	$104,001,155

(6)	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, participants become fully vested in Company contributions.

(7)	RECONCILIATION TO FORM 5500

The financial information provided in the Plan's Form 5500 includes an accrual for benefit amounts that participants have elected to withdraw from the Plan, and have been approved and processed, but have not been paid as of the Plan year end. As of December 31, 2010, this amount was $873,708 and as of December 31, 2009 this amount was $23,255.  In accordance with U.S. generally accepted accounting principles, this liability is not recognized in the accompanying financial statements.

(8)	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(9)	RELATED PARTY TRANSACTIONS

The Plan holds units of common trust funds managed by First Midwest Bank, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2010, the Plan received $72,013 in common stock dividends from the Company.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
(Plan 002:  36-3161078)

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

		December 31, 2010
		c. Description
a. (Note)	b. Identity of Issue	Maturity Date	Interest Rate	Par Value/ Number of Shares	d. Cost	e. Current Value

Money Market Funds
	Schwab Retirement Advantage Money Fund			594	$594	$594
	Schwab Retirement Money Fund			7,957,211	7,957,211	7,957,211
					7,957,805	7,957,805
Common Stock
*	First Midwest Bancorp, Inc.			1,792,483	33,598,828	20,649,404
Common Trust Funds

*	First Midwest Employee Benefits Large Cap Equity Fund			822,288	19,761,102	24,305,071

*	First Midwest Employee Benefits Fixed Income Fund			573,145	11,829,463	14,753,960

*	First Midwest Employee Benefits GEMS Fund			232,593	2,861,037	3,020,191

*	First Midwest Employee Benefits Mid Cap Equity Fund			104,484	1,926,983	2,158,429

*	First Midwest Employee Benefits Small Cap Equity Fund			28,302	299,154	393,755
					36,677,739	44,631,406
Mutual Funds
	Vanguard Total Stock Market Index Signal			240,199	7,171,352	7,318,866
	Vanguard Small Cap Admiral Fund			150,888	4,013,268	4,727,336
	Goldman Sachs Financial			531,702	3,672,614	3,881,424
	Vanguard Short Term			218,985	2,295,043	2,358,469
	T Rowe Price Retirement			8,689	101,843	113,908
	T Rowe Price Retirement 2010			5,203	77,084	79,814
	T Rowe Price Retirement 2020			85,631	1,305,993	1,407,773
	T Rowe Price Retirement 2030			33,302	523,796	575,451
	T Rowe Price Retirement 2040			34,622	514,331	603,115
	T Rowe Price Mid Capital Growth Fund			113,724	5,519,254	6,656,261
	Dodge & Cox International Stock Fund			251,451	9,430,564	8,979,304
	Vanguard Index Mid Cap Index Signal			175,484	4,399,134	5,104,826
	Vanguard GNMA Admiral Fund			266,212	2,827,624	2,859,119
					41,851,900	44,665,666

* Loans to Participants		Various	4% - 8%		-	2,849,331
					$120,086,272	$120,753,612

NOTE:	An asterisk in column a. denotes an investment in an entity which is a “party-in-interest” as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

Date: June 29, 2011
FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

/s/ Paul F. Clemens
Paul F. Clemens
Executive Vice President, Chief Financial Officer,
and Principal Accounting Officer of
First Midwest Bancorp, Inc.